SCHEDULE 13G                                            Page 1 of 12 Pages
Amendment No. 7
Unitog Company
Common Stock
Cusip # 913267100
Filing Fee:  No

CUSIP No. 913267100

                                                        Page 2 of 12 Pages


Item 1:         Reporting Person - G. Kenneth Baum - (Tax ID:  ###-##-####)
Item 4:         United States Citizen
Item 5:         483
Item 6:         661,870
Item 7:         483
Item 8:         661,870
Item 9:         662,353
Item 11:        7.14%
Item 12:        IN
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CUSIP No. 913267100
                                                        Page 3 of 12 Pages


Item 1:         Reporting Person - William D. Thomas - (Tax ID: ###-##-####)
Item 4:         United States Citizen
Item 5:         34,596
Item 6:         661,870
Item 7:         34,596
Item 8:         661,870
Item 9:         696,466
Item 11:        7.50%
Item 12:        IN
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CUSIP No. 913267100
                                                        Page 4 of 12 Pages


Item 1:         Reporting Person-George K. Baum Group, Inc.
                (Tax ID:43-1252188)
Item 4:         Missouri Corporation
Item 5:         661,870
Item 6:         None
Item 7:         661,870
Item 8:         None
Item 9:         661,870
Item 11:        7.13%
Item 12:        CO

CUSIP No. 913267100
                                                         Page 5 of 12 Pages


Item 1(a) Name of Issuer:

     The name of the issuer is Unitog Company, a Delaware corporation.


Item 1(b) Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is 101 West 11th Street, Kansas City, Missouri 64105.


Item 2(a) Name of Person Filing:

     The names of the persons filing are G. Kenneth Baum, William D. Thomas and George K. Baum Group, Inc.


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The principal business office address of G. Kenneth Baum, William D. Thomas, and George K. Baum Group, Inc. is 120 West 12th Street, Kansas City, Missouri 64105.


Item 2(c) Citizenship:

     G. Kenneth Baum and William D. Thomas are U.S. citizens residing in the state of Kansas.
     George K. Baum Group, Inc. is a Missouri corporation.


Item 2(d) Title of Class of Securities:

     The title of the class of securities of Unitog Company for which this Statement is filed, is Common Stock, par value $.01 per share.


Item 2(e) CUSIP Number:

     The CUSIP number of the securities to which this Statement relates is 913267100.
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                                                         Page 6 of 12 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) ( ) Broker or Dealer registered under Section 15 of the Act
          (b) (  ) Bank as defined in section 3(a)(6) of the Act
          (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act
          (d) ( ) Investment Company registered under section 8 of the Investment Company Act
          (e) (  ) Investment Adviser registered under section 203
                    of the Investment Advisers Act of 1940
          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Section 240.13-d-1(b)(1)(ii)(F)
          (g) (  ) Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h) (  ) Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                                                         Page 7 of 12 Pages


Item 4.   Ownership:

          As of December 31, 1995:

     (a) G. Kenneth Baum beneficially owned 662,353 shares (or 7.14%) of the 9,279,200 shares outstanding on December 31, 1995.
          This number includes:

                 483           (0.01%) shares   owned directly by him.
             661,870           (7.13%) shares   owned by George K. Baum Group,
                                                Inc. of which Mr. Baum is an
                                                officer, a director and the
                                                controlling stockholder.

  (b) William D. Thomas beneficially owned 696,466 shares (or 7.50%) of the 9,279,200 shares outstanding on December 31, 1995. This number includes:

              34,596           (0.37%) shares   owned directly by him.
             661,870           (7.13%) shares   owned by George K. Baum Group,
                                                Inc. of which Mr. Thomas is
                                                an officer, a director and a
                                                minority stockholder.

  (c) George K. Baum Group, Inc. beneficially owned 661,870 shares (or 7.13%) of the 9,279,200 shares outstanding on December 31, 1995.
       G. Kenneth Baum and William D. Thomas have shared power to vote or direct the vote on all such shares and the shared power to dispose or to direct the disposition of all such shares.

                                                         Page 8 of 12 Pages


Item 5.     Ownership of Five Percent or Less of a Class:

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person:

       No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of the issuer owned by the reporting persons.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

       Not applicable.


Item 8.     Identification and Classification of Members of the Group:

       A group is not filing this Schedule.


Item 9.     Notice of Dissolution of Group:

       A Notice of Dissolution is not applicable to the filing of this Schedule.

Item 10.    Certification:

       This Statement is not being filed pursuant to Rule 13d-1(b).
                                                         Page 9 of 12 Pages


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996





/s/ G. Kenneth Baum
G. Kenneth Baum
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                                                         Page 10 of 12 Pages


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996




/s/ William D. Thomas
William D. Thomas
                                                         Page 11 of 12 Pages

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 30, 1996



GEORGE K. BAUM GROUP, INC.



BY: /s/ William D. Thomas
    William D. Thomas
    President

                                                         Page 12 of 12 Pages


                                 EXHIBIT A

                                 AGREEMENT

                  Respecting Joint Filing of Schedule 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G reporting each of the undersigned's ownership of shares of common stock of Unitog Company, a Delaware corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


DATE: January 30, 1996




                           /s/ G. Kenneth Baum
                           G. Kenneth Baum



                           /s/ William D. Thomas
                           William D. Thomas




                           GEORGE K. BAUM GROUP, INC.



                           By: /s/ William D. Thomas
                               William D. Thomas
                               President